Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783



06014358

BAA

06 June 2006

SUPPL

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop: Room 3628


SEC MAIL PROCESSING
RECEIVED
JUN 14 2006
WASH. D.C. 185 SECTION

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

Pamela Lewis

Sue Welch
Assistant Company Secretary

PROCESSED
JUN 15 2006
THOMSON
FINANCIAL

To: Sue Welch
Assistant Company Secretary
BAA plc
130 Wilton Road
London
SW1V 1LQ

Fax: +44 20 7932 6700

From: US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop:3628

Re: SEC notification 6 June 2006

BAA plc (File No 82-3372) 12g3-2(b) Exemption
BAA PLC - Rule 2.10 Announcement 5 June 2006

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

BAA PLC – Rule 2.10 Announcement

BAA plc ('BAA') announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that subsequent to an issue of 66,322 ordinary shares under the BAA 1996 Share Option Scheme, its issued share capital as at the 5 June 2006 comprises 1,081,434,041 ordinary shares of 100 pence each. The ISIN reference number for these securities is GB0000673409.

In addition, at 5 June 2006, BAA also has the following securities in issue:

Sterling denominated convertible bonds totalling £424m. The ISIN reference number for these securities is XS0145301692.

Sterling denominated convertible bonds totalling £425m. The ISIN reference number for these securities is XS0174150937.

For further information on BAA plc see www.baa.com

Enquiries:

Duncan Bonfield, BAA plc

Tel: +44 (0) 20 7932 6831

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783


RECEIVED
2006 JUN 14 P 1:08
OFFICE OF INTERNATIONAL
CORPORATE FINANCE
BAA

07 June 2006

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop: Room 3628

SUPPL

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully



Sue Welch
Assistant Company Secretary

To: Sue Welch
Assistant Company Secretary
BAA plc
130 Wilton Road
London
SW1V 1LQ

Fax: +44 20 7932 6700

From: US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop:3628

Re: SEC notification 7 June 2006

BAA plc (File No 82-3372) 12g3-2(b) Exemption
Disclosure of Interest 7 June 2006

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

BAA plc: Disclosure of interest in shares under S198-202 Companies Act 1985

BAA plc has today been informed that as at the close of business on 6 June 2006, Deutsche Bank AG and its subsidiary companies have an interest in 34,842,677 ordinary shares of the Company, representing 3.22% of its issued share capital.

7 June 2006

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783


RECEIVED

2006 JUN 14 P 1:08

OFFICE OF INTERNATIONAL CORPORATE FINANCE

BAA

07 June 2006

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop: Room 3628

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully



pp **Sue Welch**
Assistant Company Secretary

To: Sue Welch
Assistant Company Secretary
BAA plc
130 Wilton Road
London
SW1V 1LQ

Fax: +44 20 7932 6700

From: US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop:3628

Re: SEC notification 7 June 2006

BAA plc (File No 82-3372) 12g3-2(b) Exemption
Disclosure of Interest 7 June 2006

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

BAA plc: Disclosure of interest in shares under S198-202 Companies Act 1985

BAA plc has today been informed that as at the close of business on 2 June 2006, the Credit Suisse companies detailed below, had an interest in 44,443,933 ordinary shares of the Company, representing 4.11% of its issued share capital.

Registered Holders	**No of Shares**
Credit Suisse Securities (Europe) Limited	33,846,296
Credit Suisse International	10,597,637
Total	**44,443,933**

7 June 2006

BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783



09 June 2006

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop: Room 3628

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

pp **Sarah Hunter**
Head of Investor Relations

To: Sarah Hunter
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1V 1LQ

Fax: +44 20 7932 6783

From: US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop:3628

Re: SEC notification 9 June 2006

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) [illegible] 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

BAA

News release

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM CANADA

Immediate Release
Thursday 8 June 2006

BAA statement

The Board of BAA plc informs shareholders that talks between BAA and a consortium including Goldman Sachs Infrastructure Group have ceased.

- Ends -

Media enquiries:	**Duncan Bonfield, BAA plc** **Tel: +44 (0)20 7932 6831**
City enquiries:	**Sarah Hunter, BAA plc** **Tel: +44 (0)20 7932 6692**
Brunswick:	**Richard Jacques** **Tel: +44 (0)7974 982557**
	Nick Claydon **Tel: +44 (0)7974 982547**

The Board of BAA has received financial advice from Rothschild and UBS. In providing this advice, Rothschild and UBS have placed reliance on the commercial assessments of the Directors.

The Directors of BAA accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the Directors of BAA (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Heathrow Gatwick Stansted Glasgow Edinburgh Aberdeen Southampton Naples Budapest

Corporate Affairs, 130 Wilton Road, London SW1V 1LQ
T +44 (0)20 7932 6654 F +44 (0)20 7932 6659
www.baa.com



N M Rothschild & Sons Limited ("Rothschild"), which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for BAA and no-one else in connection with the matters referred to herein and will not be responsible to anyone other than BAA for providing the protections afforded to clients of Rothschild or for giving advice in relation to such matters.

UBS Investment Bank ("UBS") is acting for BAA and no-one else in connection with the matters referred to herein and will not be responsible to anyone other than BAA for providing the protections afforded to clients of UBS or for giving advice in relation to such matters.

Hoare Govett, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for BAA and no-one else in connection with the matters referred to herein and will not be responsible to anyone other than BAA for providing the protections afforded to clients of Hoare Govett or for giving advice in relation to such matters.

This document contains statements that are or may be forward-looking with respect to the financial condition, results of operations and businesses of BAA. These forward-looking statements include risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors which could or may cause actual results or developments to differ materially from those expressed or implied by such forward-looking statements.

News release

Immediate Release
Thursday 8 June 2006

May Traffic Figures

BAA's seven UK airports handled a total of 12.8 million passengers in May, an increase of 3.6% on the same month last year.

All major markets recorded growth, with the exception of European charter, which dropped 10.6%. European scheduled traffic was up 6.6%, whilst North Atlantic activity was 1.4% higher, and other long haul routes increased by a collective 11.0%. Among these the fastest growing were routes to India and China, which grew 58% and 49% respectively.

Of the individual airports, Aberdeen saw the largest gain at 13.1%, taking its annual total of passengers past the 3 million mark for the first time. Stansted was up 11.3%, Gatwick was up 4.3%, and Heathrow recorded a gain of 1.4%. Edinburgh's growth of 1.5% was helped by a 21% increase in both European scheduled and North Atlantic traffic. Glasgow saw a decrease of 1.9%

In total the number of air transport movements at BAA's UK airports increased by 2.9%. Cargo tonnage was down by 2.1%

Traffic figures, including passenger numbers and cargo tonnage, are not necessarily an indication of the financial performance of the Group and should not be considered in isolation; many other factors and events can impact the Group's operations and results. For the avoidance of doubt, traffic figures do not constitute a forecast of the profits of the Group.

Heathrow Gatwick Stansted Glasgow Edinburgh
Aberdeen Southampton Naples Budapest

Corporate Affairs, 130 Wilton Road, London SW1V 1LQ
T +44 (0)20 7932 6654 F +44 (0)20 7932 6659
www.baa.com



For further information on BAA plc see www.baa.com

- Ends -

Media enquiries: **Mark Mann, BAA plc**
Tel: +44 (0)20 7932 6609

City enquiries: **Sarah Hunter, BAA plc**
Tel: +44 (0)20 7932 6692

BAA

BAA Traffic Summary : May 2006

Terminal Passengers (000s)	Month	% Change*	Fin year to date: Apr to May 06	% Change**	12 months to May 06	% Change***
Heathrow	5,716.7	1.4	11,528.7	2.8	67,740.7	0.0
Gatwick	2,946.9	4.3	5,690.1	8.1	33,270.3	3.5
Stansted	2,114.3	11.3	4,158.7	13.6	22,736.2	6.2
London Area Total	**10,778.0**	**4.0**	21,377.5	6.2	**123,747.2**	**2.0**
Southampton	173.9	2.9	334.9	6.4	1,882.1	16.7
Glasgow	780.3	-1.9	1,435.7	-0.1	8,818.7	2.1
Edinburgh	760.4	1.5	1,460.6	1.6	8,515.5	4.4
Aberdeen	274.2	13.1	529.6	11.6	3,000.6	10.1
Scottish Total	**1,814.9**	**1.5**	**3,425.8**	2.3	**20,334.8**	**4.2**
UK Total	**12,766.9**	**3.6**	**25,138.3**	5.6	**145,964.1**	**2.5**
Naples	497.3	18.2	933.1	16.6	4,690.9	2.8

Air Transport Movements	Month	% Change*	Fin year to date: Apr to May 06	% Change**	12 months to May 06	% Change***
Heathrow	40,617	0.5	79,322	-0.3	472,748	0.5
Gatwick	22,412	0.1	42,537	1.0	254,417	3.0
Stansted	17,219	11.3	32,955	9.6	183,629	3.8
London Area Total	**80,248**	**2.5**	**154,814**	2.0	**910,794**	**1.8**
Southampton	4,152	5.5	8,017	6.1	45,573	15.7
Glasgow	8,632	1.3	16,089	0.8	97,740	4.2
Edinburgh	10,157	-0.2	19,402	-2.7	116,774	2.9
Aberdeen	8,602	11.0	16,353	8.1	95,890	11.8
Scottish Total	**27,391**	**3.6**	**51,844**	1.6	**310,404**	**5.9**
UK Total	**111,791**	**2.9**	**214,675**	2.1	**1,266,771**	**3.3**
Naples	5,742	10.2	10,568	5.0	57,332	-4.8

Cargo (Metric Tonnes)	Month	% Change*	Fin year to date: Apr to May 06	% Change**	12 months to May 06	% Change***
Heathrow	105,445	-4.7	207,471	-5.1	1,303,968	-1.5
Gatwick	19,170	9.9	37,500	6.2	226,752	5.3
Stansted	19,344	-4.4	39,178	-6.1	236,581	1.2
London Area Total	**143,959**	**-2.9**	**284,149**	-3.9	**1,767,301**	**-0.4**
Southampton	22	29.4	33	-5.7	191	-24.4
Glasgow	565	-14.7	1,279	3.9	9,013	4.6
Edinburgh	3,092	62.9	6,126	47.7	33,844	21.4
Aberdeen	365	-1.2	691	-1.2	4,249	7.3
Scottish Total	**4,022**	**37.3**	**8,096**	33.2	**47,106**	**16.4**
UK Total	**148,003**	**-2.1**	**292,278**	-3.2	**1,814,598**	**0.0**

Above data excludes Air Taxi passengers and Air Taxi movements.

* compared to the month of May 2005

** compared to the two months April to May 2005

*** compared to the twelve months to May 2005

Market Comparison: May 2006

Market	*BAA Total May 05 (000s)*	*BAA Total May 06 (000s)*	*% Change*
Domestic	2,331	2,340	0.4
Eire	588	603	2.5
European Scheduled	5,020	5,351	6.6
European Charter*	1,046	935	-10.6
North Atlantic	1,702	1,726	1.4
Other Long Haul	1,633	1,812	11.0
Total	**12,320**	**12,767**	**3.6**

* includes North African Charter

Note: Origins and destinations are classified according to ultimate origin or destination of aircraft in the case of multi sector flights

Note: Figures for the market sectors have been rounded. Totals as per Traffic Summary.

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783



BAA

23 May 2006

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop: Room 3628

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully



Sue Welch
Assistant Company Secretary

To: Sue Welch
Assistant Company Secretary
BAA plc
130 Wilton Road
London
SW1V 1LQ

Fax: +44 20 7932 6700

From: US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop:3628

Re: SEC notification 23 May 2006

BAA plc (File No 82-3372) 12g3-2(b) Exemption
Disclosure of Interest 23 May 2006

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

BAA plc: Disclosure of interests in shares under S198-202 of the Companies Act 1985

On 23 May 2006, the Company was notified by Lloyds TSB Group Plc, that as at the close of business on 22 May 2006 they had ceased to have a notifiable interest in the Company's ordinary shares.

23 May 2006

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783



07 June 2006

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop: Room 3628

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

pp

Sarah Hunter
Head of Investor Relations

To: Sarah Hunter
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1V 1LQ

Fax: +44 20 7932 6783

From: US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop:3628

Re: SEC notification 7 June 2006

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM CANADA

Immediate Release
Tuesday 6 June 2006

BAA statement

The Board of BAA confirms that it has agreed, subject to final documentation, a revised definitive proposal from the Ferrovial Consortium valuing BAA at 950.25 pence per share. As part of this consideration, shareholders will be entitled to receive the proposed final dividend of 15.25 pence per share. The Board believes that an offer at this level represents an attractive price for BAA. The Board will make a further announcement shortly.

- Ends -

Media enquiries: **Duncan Bonfield, BAA plc**
Tel: +44 (0)20 7932 6831

City enquiries: **Sarah Hunter, BAA plc**
Tel: +44 (0)20 7932 6692

Brunswick: **Richard Jacques**
Tel: +44 (0)7974 982557

Nick Claydon
Tel: +44 (0)7974 982547

The Board of BAA has received financial advice from Rothschild and UBS. In providing this advice, Rothschild and UBS have placed reliance on the commercial assessments of the Directors.

The Directors of BAA accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the Directors of BAA (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

N M Rothschild & Sons Limited ("Rothschild"), which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for BAA and no-one else in connection with the matters referred to herein and will not be responsible to anyone other than BAA for providing the protections afforded to clients of Rothschild or for giving advice in relation to such matters.

UBS Investment Bank ("UBS"), which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for BAA and no-one else in connection with the matters referred to herein and will not be responsible to anyone other than BAA for providing the protections afforded to clients of UBS or for giving advice in relation to such matters.

Hoare Govett, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for BAA and no-one else in connection with the matters referred to herein and will not be responsible to anyone other than BAA for providing the protections afforded to clients of Hoare Govett or for giving advice in relation to such matters.

This document contains statements that are or may be forward-looking with respect to the financial condition, results of operations and businesses of BAA. These forward-looking statements include risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors which could or may cause actual results or developments to differ materially from those expressed or implied by such forward-looking statements.